SingTel

07021227

5 February 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

SEC MAIL PROCESSING
RECEIVED
FEB 2 0 2007
WASH. D.C. 185 SECTION

SUPPL

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached release by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period 29 January 2007 to 2 February 2007.

Our SEC file number is 82-3622.

Yours faithfully

Lim Li Ching (Ms)
Assistant General Counsel

PROCESSED
FEB 2 3 2007
THOMSON
FINANCIAL

Encs

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	31-Jan-2007 17:06:42
Announcement No.	00046

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	News Release - SingTel appoints new Group Chief Financial Officer
Description	
Attachments:	NR31Jan07.pdf Total size = **76K** (2048K size limit recommended)

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SingTel

News Release

SingTel appoints new Group Chief Financial Officer

Singapore, 31 January 2007 - Singapore Telecommunications Limited (SingTel) today announced that Mr Francis Heng Hang Song will be joining the company as Group Chief Financial Officer. His appointment will take effect from 9 March 2007.

Francis, 47, will be responsible for the SingTel Group's financial functions, including corporate finance, treasury, tax, insurance and risk management and investor relations.

"We are pleased to welcome Francis to SingTel," said Mr Lee Hsien Yang, SingTel Group CEO. "Francis brings with him strong hands-on corporate and financial experience in various conglomerates. We look forward to his contribution as a valuable member of our leadership team."

Francis will take over the Group CFO role from Ms Chua Sock Koong, SingTel's Deputy Group CEO, who has been covering the position.

Francis is currently serving notice as the CFO of Singapore Technologies Engineering. Previously, he has worked for various leading international business conglomerates, banking and financial institutions locally and in New York, London, Switzerland and Hong Kong.

Francis graduated in 1984 with a Bachelor of Business Administration degree from the National University of Singapore. He is married with two children.

Zairani Bte Ahmed

From: Lim Li Ching

Sent: Wednesday, January 31, 2007 5:07 PM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; 060818-Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Wednesday, January 31, 2007 5:06:42 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00046
Submission Date & Time :: 31-Jan-2007 17:05:23
Broadcast Date & Time :: 31-Jan-2007 17:06:42
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 01/02/2007

TIME: 08:24:15

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

News Release - SingTel appoints new Group CFO

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Thursday, February 01, 2007 5:24 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 420840.pdf

420840.pdf (76 KB)

ASX confirms the release to the market of Doc ID: 420840 as follows:
Release Time: 01-Feb-2007 08:24:06
ASX Code: SGT
File Name: 420840.pdf
Your Announcement Title: News Release - SingTel appoints new Group Chief Financial Of

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	30-Jan-2007 17:21:29
Announcement No.	00068

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	SingTel Group's results for the third quarter and nine months ended 31 December 2006
Description	
Attachments:	353-sgx.pdf Total size = **11K** (2048K size limit recommended)

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SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 199201624D

SingTel Group's results for the third quarter and nine months ended 31 December 2006

Singapore Telecommunications Limited will be announcing its results for the third quarter and nine months ended 31 December 2006 on 8 February 2007, before the start of trading on the Singapore Exchange and the Australian Stock Exchange.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated : 30 January 2007

Lorinda Leung

From: Lim Li Ching

Sent: Tuesday, January 30, 2007 5:22 PM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; 060818-Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Tuesday, January 30, 2007 5:21:29 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=

Announcement Title :: MISCELLANEOUS
Announcement No. :: 00068
Submission Date & Time :: 30-Jan-2007 17:20:43
Broadcast Date & Time :: 30-Jan-2007 17:21:29
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)

=-=

>> CLICK HERE for the full announcement details.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 31/01/2007

TIME: 08:27:58

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Results for the third quarter & 9 months ended 31/12/06

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From:	ASX.Online@asx.com.au
Sent:	Wednesday, January 31, 2007 5:28 AM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; winnnie@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release
Attachments:	419699.pdf

419699.pdf (11 KB)

ASX confirms the release to the market of Doc ID: 419699 as follows:
Release Time: 31-Jan-2007 08:27:52
ASX Code: SGT
File Name: 419699.pdf
Your Announcement Title: SingTel Group results for the third quarter and nine months

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE EXCHANGE SECURITIES TRADING LIMITED
Company Registration No.	197300970D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Market Control Department
Designation *	SGX-ST
Date & Time of Broadcast	30-Jan-2007 08:59:33
Announcement No.	00014

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	PRESENTATION - OPTUS EXPANDS 3G MOBILE NETWORK ACROSS WIDE NATIONAL FOOTPRINT
Description	
Attachments:	07_01_30-Optus3G_mobile_network_slides.pdf Total size = **772K** (2048K size limit recommended)

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Today Optus announces further network investment to make a strong business stronger


Network & Coverage
Products & Offers
Brand
Distribution
Cust Service
Optus mobile Competitive Position

Substantial expansion of our 3G network to reach 96% of Australians

'yes'

This investment lets Optus challenge the incumbent across an expanded front

- Continues Optus' consistent strategy of expanding our network and coverage

Phase 1
2002 - 2005
Match GSM (2G) coverage of incumbent

Phase 2
2006 - 2007
Build Metro 3G network to 55% of population

Phase 3
2007 - 2010
Build 3G network to 96% of population

'yes'

Optus has been steadily increasing coverage and improving its competitive position

Optus Mobile capex



Optus Mobile capex ($m)
390
3G
FY02
FY03
FY04
FY05
FY06

Cumulative Mobile capex since FY02 - $1.6bn[1]

1. Optus MD&A Mobile capex FY02-FY06

Optus 2G network



No. of 2G base stations
Population coverage
94%
96%
3 100
4 200
FY02
FY03
FY04
FY05
FY06

Mobile sub base increased - CAGR Mar 02 to Mar 06 12%[2]

2. Optus MD&A Number of mobile subscribers

'yes'

This new investment focuses where competition is needed the most

Metro | Rural & Regional


Scale
'yes' OPTUS
Telstra
vodafone
'yes' OPTUS
Telstra
'yes' OPTUS

- ***More choice*** for customers
- ***More competition*** for Australia
- ***More growth*** for Optus

Metro

- Highly competitive
- Optus holds strong market position

Rural & Regional

- Competition is weak
- Growing Optus market position

'yes'

Optus will expand its 3G mobile network across a wide national footprint

Current 3G network
- ~55% population coverage

Future 3G network
- ~96% population coverage

Major Capitals:
- Greater Sydney
- Melbourne
- Brisbane
- Perth
- Adelaide
- Canberra



- Major regional centres
- Holiday destinations outside capitals
- Regional areas outside Major Towns

'yes'

Optus is making a substantial investment to expand its 3G network

Highlights		
3G geographic coverage	650,000 sq km	Up from 7,500 sq km today
3G technology	2100MHz (900MHz)	Currently conducting WCDMA900 trials
New 3G base stations	~2,000 to 2,500	Depends on final technology (frequency) choice & mix
Network completion	by 2010	Approx 3 years to finish build
Estimated capex	A$500 to $800m	Depends on final technology (frequency) choice & mix ➢ Mobile capex:revenue[1] average for the three years 10-11%

[1] Total Mobile estimated capex during FY08-FY10; Total Mobile revenue based on annualised figures for six months to Sep06

'yes'

This expansion protects Optus' scale position, expands our addressable market and creates new opportunities

<u>Protects</u> Optus scale position

- Preserves the superior economics of our larger customer base
- Widens the gap between Optus and smaller competitors

<u>Expands</u> our addressable market

- 3G services can be delivered to a larger addressable market

<u>Creates</u> new opportunities

- Such as 3G broadband in areas where fixed broadband is not available

'yes'

Today's announcement delivers substantial benefits to customers

Substantially expands the '3G choice zone'

- The number of people who have a choice of 3G operator
- The geographic reach where there is a choice of 3G operator

Sharply increases competition in 3G mobile

- Removes the incumbent's quasi monopoly
- Optus 3G mobile services and applications available to those who cannot get them today

'yes'

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE EXCHANGE SECURITIES TRADING LIMITED
Company Registration No.	197300970D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Market Control Department
Designation *	SGX-ST
Date & Time of Broadcast	30-Jan-2007 09:04:04
Announcement No.	00015

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	OPTUS ANNOUNCES BOLD EXPANSION OF ITS 3G MOBILE NETWORK ACROSS NATIONAL FOOTPRINT
Description	
Attachments:	07-01_30-Optus3G_mobile_network_announcement.pdf Total size = **28K** (2048K size limit recommended)

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'yes' OPTUS

Media Release
30 January 2007

Optus announces bold expansion of its 3G mobile network across national footprint

Optus announced today plans to build a new third generation mobile communications network with a wide national footprint – far beyond its existing 3G network – with services to commence by early 2008.

"Optus is taking a bold step to bring competitive third generation mobile communications technology to the vast majority of Australians," Mr Paul O'Sullivan, Optus Chief Executive said.

The new network will reach 96 percent of the population, replicating the coverage of Optus' existing national 2G mobile network which covers over 650,000 square kilometres of Australia's landmass.

Optus' move signals a new era of competition in 3G services nationally.

It means that people living anywhere in this extended footprint will be able to receive high speed mobile data services delivered over the Optus 3G network - and have a choice of carriers for third generation mobile.

"The incumbent thought that it could lock up regional Australia under a 3G monopoly. But Optus continues to build its business on bringing competition and improved products and services to customers," Mr O'Sullivan said.

"Today, competition in rural and regional Australia is weak, with the incumbent having substantial excess market share.[1] With the investment Optus is announcing today, we are well positioned to grow share in non-metropolitan Australia.

"History shows that when we focus on a new market, with new offers and real alternatives for customers, we can achieve our natural market share.

"Today Optus' customers are using our 3G network to enjoy improved data speeds, better content and innovative applications such as video calling and video download," Mr O'Sullivan said.

Optus has introduced innovative applications like MyZooNow and Google search which use 3Gs higher bandwidth to make the mobile handset a powerful tool to help our customers live their lives – at work and play.

---

[1] While the incumbent's national market share is 44 percent, Optus estimates that the incumbent's non-metropolitan share is over ten percentage points higher. Optus national market share is 33 percent. (Information based on Roy Morgan single source October 2005 to September 2006.)

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 30/01/2007

TIME: 12:16:24

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Optus announces expansion of its 3G mobile network

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

END

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 30/01/2007

TIME: 12:20:06

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Optus announces expansion of its 3G mobile network

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.